Reply Attention of	Vikram Dhir	Clark Wilson LLP
Direct Tel.	604.891.7767	Barristers & Solicitors
EMail Address	vxd@cwilson.com	Patent & Trade-mark Agents
Our File No.	28313-0001 / CW3928231.1	800-885 W Georgia Street
Vancouver, BC V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

December 8, 2010

BY EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer Fugario
Staff Accountant

Dear Sirs/Mesdames:

Re:	CounterPath Corporation
Form 8-K Filed December 3, 2010
File No. 000-50346

     We are counsel to CounterPath Corporation (the “Company”). Thank you for your letter (the “Letter”) dated December 8, 2010 with respect to the Current Report on Form 8-K filed by the Company. The following are the Company’s responses to your Letter and are presented in the same order as your comments.

1. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

The Company intends to file restated financial statements for the years ended April 30, 2010 and 2009 with an amended annual report on Form 10-K/A (the “Form 10-K/A”) on December 9, 2010.

The Company intends to file restated financial statements for the quarter ended July 31, 2010 with an amended quarterly report on Form 10-Q/A (the “Form 10-Q/A”) on December 9, 2010.

2. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures and internal control over financial reporting. See Items 307 and 308T of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures and internal control over financial reporting were effective, despite the restatement, describe the basis for the officers’ conclusions.

The Company intends to describe the effect of the restatement on its officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The officers of the Company did not conclude that the disclosure controls and procedures and internal control over financial reporting were effective and accordingly, the Company intends to include the following disclosure under Item 9A(T) of the Form 10-K/A:

www.cwilson.com

“Item 9A(T). Controls and Procedures.

Restatements

     Our company has effected a restatement of its financial results for the periods ended April 30, 2010 and 2009.

     The restatement was effected to correct the computational effects of an error in accounting for the foreign currency translation adjustments to our Canadian dollar denominated intangible assets, and an overstatement of accrued royalty costs for certain third party software for the years ended April 30, 2010 and April 30, 2009. As a result of these corrections, the net loss decreased by $108,269 for the year ending April 30, 2010 and increased by $281,421 for the year ending April 30, 2009. Basic and diluted loss per share for the years ended April 30, 2010 and April 2009 decreased by $0.01 to $0.17 per share, and increased by $0.01 to $0.58, respectively. The effect on our company’s consolidated balance sheet as of April 30, 2010 is a decrease in intangible assets of $1,256,257 (2009 – $713), a decrease in accounts payable and accrued liabilities of $354,309 (2009 – $239,786), an increase in accumulated deficit of $1,298 (2009 – $109,567) and an increase in accumulated other comprehensive loss of $900,650 (2009 –decrease of $348,640).

Disclosure Controls and Procedures

     Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures and Remediation

     A material weakness is a deficiency, or a combination of deficiencies, in our disclosure controls and procedures such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

     In connection with the restatement, we identified a material weakness in our disclosure controls and procedures, and a resultant deficiency in our internal control over financial reporting, relating to computational methods used to translate our Canadian dollar denominated intangible assets to United States dollar denominated assets, and in estimating royalty costs for certain third party software. The weakness resulted from the inappropriate preparation and review of calculations relating to foreign currency translation of Canadian dollar denominated intangible assets and insufficient review of accrual for estimated royalty costs for certain third party software.

     In connection with this annual report, as required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out a re-evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's Chief Executive Officer and Chief Financial Officer. Based upon that re-evaluation, our company's Chief Executive Officer and Chief Financial Officer concluded that as of April 30, 2010, our disclosure controls and procedures are not effective as at the end of the period covered by this report.

     On December 3, 2010, the company announced that following an internal review by our company and our auditors, the company would restate its historical financial statements in our annual report for the period ended April 30, 2010 and 2009. Our conclusion to restate the above periods resulted in the company recognizing that its disclosure controls and procedures were not effective as of the periods ended April 30, 2009 and 2010 and constituted a material weakness.

     To address this material weakness, we performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

     To remediate the material weakness in our disclosure controls and procedures identified above, in addition to working with our independent auditors, we have continued to refine our internal procedures to alleviate this weakness and have added human resources with experience in generally accepted accounting principles (GAAP) and are committed to ongoing education in this area as a well as a defined process to prepare such calculations.

Limitations on the Effectiveness of Disclosure Controls and Procedures

     A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments, in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of internal control is based in part upon certain assumptions above the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

     Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted a re-assessment of the effectiveness of our internal control over financial reporting based on certain criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this re-evaluation, management concluded that our internal control over financial reporting is not effective as of April 30, 2010.

     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

     Except as disclosed above with respect to the changes in our disclosure controls and procedures, and the resultant changes in our internal controls over financial reporting, there were no changes in our internal controls over financial reporting that occurred during the fiscal quarter ended April 30, 2010 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

The Company intends to describe the effect of the restatement on its officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The officers of the Company did not conclude that the disclosure controls and procedures and internal control over financial reporting were effective and accordingly, the Company intends to include the following disclosure under Item 4T of the Form 10-Q/A:

“Item 4T. Controls and Procedures.

Restatements

     Our company has effected a restatement of its financial results for the periods ended July 31, 2010 and 2009.

     The restatement was effected to correct the effects of a computational error in accounting for the foreign currency translation adjustments to our Canadian dollar denominated intangible assets, and an overstatement of accrued liabilities for the quarters ended July 31, 2010 and July 31, 2009. As a result of these corrections, the net loss increased by $2,832 for the quarter ended July 31, 2010 and decreased by $17,007 for the quarter ended July 31, 2009. The effect on our company’s consolidated balance sheet as of July 31, 2010 is a decrease in intangible assets of $1,056,664, a decrease in accounts payable and accrued liabilities of $354,309, an increase in accumulated deficit of $4,130 and an increase in accumulated other comprehensive loss –currency translation adjustment of $698,225.

Disclosure Controls and Procedures

     Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of disclosure controls and procedures and remediation

     A material weakness is a deficiency, or a combination of deficiencies, in our disclosure controls and procedures such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

     In connection with the restatement, we identified a material weakness in our disclosure controls and procedures, and a resultant deficiency in our internal control over financial reporting, relating to computational methods used to translate our Canadian dollar denominated intangible assets to United States dollar denominated assets, and in estimating royalty costs for certain third party software. The weakness resulted from the inappropriate preparation and review of calculations relating to foreign currency translation of Canadian dollar denominated intangible assets and insufficient review of accrual for estimated royalty costs for certain third party software.

     In connection with this quarterly report, as required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out a re-evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This re-evaluation was carried out under the supervision and with the participation of our company's management, including our company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our company's Chief Executive Officer and Chief Financial Officer concluded that as of July 31, 2010, our disclosure controls and procedures were not effective as at the end of the period covered by this report.

     On December 3, 2010, our company announced that following an internal review by our company and our auditors, our company would restate its historical financial statements in our quarterly report for the period ended July 31, 2010 and 2009. Our conclusion to restate the above periods resulted in the company recognizing that its disclosure controls and procedures, and, as a result, our internal control over financial reporting, were not effective as of the period ended July 31, 2009 and 2010 and constituted a material weakness.

     To address this material weakness, we performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

     To remediate the material weakness in our disclosure controls and procedures, and the resultant deficiency in our internal control over financial reporting, identified above, in addition to working with our independent auditors, we have continued to refine our internal procedures to alleviate this weakness and have added human resources with experience in generally accepted accounting principles (GAAP) and are committed to ongoing education in this area as a well as a defined process to prepare such calculations.

Limitations on the effectiveness of disclosure controls and procedures

     A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments, in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of internal control is based in part upon certain assumptions above the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

     Except as disclosed above with respect to the changes in our disclosure controls and procedures, and the resultant changes in our internal controls over financial reporting, there were no changes in our internal controls over financial reporting that occurred during the quarter ended July 31, 2010 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Closing Comments

     We enclose a statement from the Company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to any further comments you may have regarding the Form 8-K or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7767.

Yours truly,

CLARK WILSON LLP

Per: /s/ Vikram Dhir

Vikram Dhir

VXD/vxd
Encl.

cc:	CounterPath Corporation
Attn: Donovan Jones and David Karp